Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

November 5, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Keira Nakada

 Lyn Shenk

Re:	Agrico Acquisition Corp. Form 8-K Filed July 21, 2021 File No. 001-40586

Dear Ms. Nakada and Ms. Shenk:

On behalf of Agrico Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated October 5, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Current Report on Form 8-K, filed on July 21, 2021.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.

If you have any questions regarding the foregoing or otherwise, please do not hesitate to contact me at 212-407-4063.

Form 8-K Filed July 21, 2021

Exhibit 99.1

Notes to the Financial Statement

Note 4 - Private Placement Warrants, page F-6

1. You appear to be stating in your response that the terms of the Private Warrants as disclosed in Form S-1 are not accurate.  Please tell us how you plan to correct these disclosures.

Response: The Company acknowledges that the description of the terms of the Private Warrants as disclosed in the Form S-1 is not accurate. However, the Company believes the error is not material to readers of its prospectus and that a correction of the error in the prospectus is not necessary.

Marcum LLP, the Company’s auditor, and Loeb & Loeb LLP, the Company’s counsel, concur with the conclusion that correction of the error in the prospectus is not necessary, since the accounting treatment and description of the terms of the Private Warrants was corrected on the Company’s Current Report on Form 8-K filed on July 12, 2021 and on the Company’s Quarterly Report on Form 10-Q for the Period Ended June 30, 2021, filed on August 20, 2021. The Company will also reference the change in the description of the terms of the Private Warrants in the Company’s Quarterly Report on Form 10-Q for the Period Ended September 30, 2021 and will continue to reference the correct disclosure regarding the terms of the Private Warrants in all future filings.

Sincerely,

/s/Alex Weniger-Araujo
Alex Weniger-Araujo

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